Farmacia Corporation

204/2 Alba Yulie Street, Suite 68

Kishineu, MD 2001 Moldova

To: Securities and Exchange Commission

VIA EDGAR

May 9, 2011

Re: Farmacia Corporation

Registration Statement on Form S-1

Amendment No. 7 filed April 25, 2011

File No. 333-163815

Mr. Riedler:

We have filed on EDGAR Amendment No. 8 to our Form S-1. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

FORM S-1

Dilution of the Price You Pay for Your Shares

1. You state that your tangible net book value attributable to shareholders as of common stock at January 31, 2010 was a deficit of $13,794.  It appears this date should be January 31, 2011.  Please revise or advise us.

Response:

We corrected the date from January 31, 2010 to January 31, 2011.

If 100% of the shares are sold, page 13

2. With respect to your response to prior comment two, please review your disclosure to correctly describe the net tangible book value in the first sentence of this section as “pro forma net tangible book value”.  This comment also applies to your disclosure of pro form net tangible book value amounts based on in 60% of the shares are sold and if the minimum number of shares is sold.

Response:

We revised our disclosure to correctly describe the net tangible book value as pro form net tangible book value.  Please see pages 13 and 14.

Exhibit 23.1

3. Due to the change made to the audit report, please have your independent accounts file a currently dated consent.

Response:

Our independent accountants, M&K CPAS, PLLC, issued a currently dated consent which we attached to this filing as an exhibit 23.1

Yours truly,

FARMACIA CORPORATION

By:   /s/ Irina Cudina

Irina Cudina

President